Tel 713.758.2222   Fax 713.758.2346
July 25, 2006
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	Eagle Rock Energy Partners, L.P. Registration Statement on Form S-1 Filed June 6, 2006 File No. 333-134750
Dear Mr. Schwall:
     On behalf of Eagle Rock Energy Partners, L.P.’s (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 6, 2006 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response.
     Information provided in this letter on behalf of the Company, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Company.
Form S-l filed June 6, 2006
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission July 25, 2006 Page 2
Response: We hereby acknowledge Comment No. 1 and have revised the Registration Statement accordingly.
2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response: We have included in Amendment No. 1 all artwork, graphics and captions to be included in the prospectus.

3.	You need to include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. See Section II.A.7 of SEC Release 33-6714. Among other items, we note the blank percentage at page 153.

Response: We currently anticipate that the estimated price range will be $19.00 to $21.00 and all information in the Registration Statement that is based on the estimated initial public offering prices has been calculated using the mid-point of that range. The Registration Statement has been revised to provide certain of the omitted information based on the anticipated mid-point of the range. The Registration Statement will be updated to provide all of the remaining omitted information, other than the information entitled to be omitted under Rule 430A, prior to printing and distribution of the preliminary prospectus.

4.	Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits. In this regard, we note that the table of exhibits does not include any of the long-term agreements referenced on page 25, including the contract with Chesapeake Energy Corporation; the agreement governing the terms of your current credit facility; the omnibus agreement; the advisory services, reimbursement and indemnification agreement; or the MGS Purchase Agreement. Note that you will need to allow time for our review of the exhibits once they are filed.

Response: We have filed with Amendment No. 1 all exhibits that are currently available. Please see exhibits 5.1, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 21.1, 23.1 and 23.2. Please note that the Company has submitted an application for confidential treatment with respect to certain terms contained in exhibits 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10. We will file any remaining exhibits promptly, as soon

Securities and Exchange Commission July 25, 2006 Page 3
as they become available. In addition, we have revised the table of exhibits to include contracts that are material to the Company. We have not included the advisory services, reimbursement and indemnification agreement because it will be terminated at the closing of this offering.
5.	In connection with the minimum quarterly distribution disclosure, we refer you to the Commission’s policy on projections in Item 10(b) of Regulation S-K.

Response: We hereby acknowledge the Commission’s policy on projections set forth in Item 10(b) of Regulation S-K.

6.	We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response: We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of our partnership agreement provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous master limited partnerships and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.
Cover Page
7.	Include a new bullet point that makes clear you would have had shortfalls as of the most recent fiscal year and period end, and recast the corresponding disclosure at page 14, page 22 and elsewhere accordingly.

Response: The Registration Statement has been revised accordingly. Please see the cover page and pages 15 and 24.

8.	The cover page should include only the information required under Item 501 of Regulation S-K. In this regard, please delete the phrase “joint-book running managers.” You may include this information on the back cover page, however.

Securities and Exchange Commission July 25, 2006 Page 4
Response: The Registration Statement has been revised accordingly. Please see the cover page.
Summary, page 1
9.	To enhance clarity, we suggest that you replace vague references like “certain” with more detailed disclosure. For example, identify the “certain co-investors” to whom you refer at page 1. Also expand your disclosure at page 167 to identify the “number of conditions” and the disclosure at page 170 to list the “other factors deemed relevant.” Similarly, define in context at first usage terms like “Deferred Common Units,” which you use at page 45 but define at page 79, and “available cash,” for the definition of which the reader is directed to refer to the appendix rather than to the disclosure that appears at page 63.

Response: The Registration Statement has been revised accordingly. Please see pages 1, 8, 48, 84, 176 and 179.

10.	Ensure that you provide balanced disclosure by identifying the positive as well as the negative aspects of your business and industry. In this regard, we note your disclosure under in this section and the Business section, particularly under the subsections entitled “Business Strategies” and “Competitive Strengths.”

Response: The Registration Statement has been revised accordingly. Please see pages 4-7.
Formation Transaction and Partnership, page 7
11.	Please define in context the term “equity sponsorship.”

Response: The Registration Statement has been revised to remove the term “equity sponsorship.” Please see pages 8 and 84.

12.	Confirm that none of the individuals identified as the Private Investors had prior affiliations with you or your general partner or its affiliates.

Response: We hereby confirm that none of the individuals identified as the Private Investors had prior affiliations with us or our general partner or its affiliates.

Securities and Exchange Commission July 25, 2006 Page 5
Management of Eagle Rock Energy Partners, page 10
13.	Disclose the role of Natural Gas Partners, if any, in the management of your company.

Response: The Registration Statement has been revised accordingly. Please see pages 11 and 127.
The Offering, page 13
14.	Briefly explain why $35.0 million will be distributed to certain subsidiaries of Eagle Rock Holdings, L.P. and the Private Investors.

Response: The disclosure on pages 14 and 43 has been revised to reflect that the recipients of the distribution referred to in the first bullet point are the existing equity owners of Eagle Rock Pipeline, L.P., the predecessor of the registrant.

15.	Advise us of those expenses you characterize as capital expenditures and for which you are reimbursing Eagle Rock Holdings, L.P.

Response: The capital expenditure reimbursement obligation will be incurred in connection with the contribution of the business and operations of Eagle Rock Pipeline, L.P. to the registrant upon the closing of the offering. The capital expenditures consist of capital expenditures incurred by Eagle Rock Pipeline, L.P. prior to this offering in connection with the acquisition of ONEOK Texas Field Services, L.P. and the construction of natural gas pipelines.

16.	By way of example, describe the expenses your general partner or affiliates may incur on your behalf.

Response: The Registration Statement has been revised accordingly. Please see page 14.
Summary Historical and Pro Forma Financial Data, page 16
17.	We note your disclosure that historical results may not be comparable for various reasons. Expand your introductory paragraph to explain why you are including predecessor financial information for ONEOK Texas Field Services, L.P., (Eagle Rock Predecessor).

Securities and Exchange Commission July 25, 2006 Page 6
Response: The Registration Statement has been revised accordingly. Please see pages 18, 77 and 90.
18.	Revise the chronological order of the data on page 18, page 74 and in other tables presented as appropriate to present this data and your financial statement data in such a manner that the document reads consistently from left to right in the same chronological order throughout the filing.

Response: The Registration Statement has been revised accordingly.

19.	In your letter to us dated March 6, 2006, you indicate that the financial information for Eagle Rock Predecessor as of December 31, 2001, 2002 and 2003 and for the twelve months ended December 31, 2001 and 2002, are unaudited. In the tables on pages 18 and 74, include a heading to indicate such data is unaudited. Likewise, you should label the data for the three month periods ended March 31, 2005 and March 31, 2006, for Eagle Rock Pipeline, L.P. as unaudited.

Response: In the descriptions of the Summary Historical and Pro Forma Financial Data which precede the tables on page 20 and 79, we have added that the data for the periods described in your comment above is derived from unaudited financial statements. Because audits are only of financial statements taken as a whole, we have indicated in our disclosure that numbers related to audited periods are derived from the audited statements. We have not labeled individual historical columns as unaudited because we do not want to give readers a false impression regarding the columns that are not labeled unaudited.
Non-GAAP Financial Measures, page 19
20.	Your presentation of Adjusted EBITDA excludes the impact of derivative gains and losses and discontinued operations and, by reference to your definition of EBITDA, the cumulative effect of accounting changes. You also indicate on page 19, that you use this measure to assess both liquidity and performance. Item 10(e)(ii)(A) of Regulation S-K, prohibits the use of non-GAAP financial measures that exclude charges or liabilities that required, or will require cash settlement from non-GAAP liquidity measures, other than EBIT and EBITDA, as defined in Item 10(e) of Regulation S-K. Tell us why your presentation of this item is appropriate given the Requirements of Item 10(e) of Regulation S-K. For further guidance, refer to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Securities and Exchange Commission July 25, 2006 Page 7
Response: Unrealized derivative gains (losses) is the change in fair market value of our executed derivative instruments and is a non-cash impact that is independent of our assets’ performance or cash flow generating ability. Excluding this item in our Adjusted EBITDA calculation reflects more accurately our ability to generate cash sufficient to pay interest costs, support our indebtedness, make cash distributions to our unitholders and general partner and finance our maintenance capital expenditures. It also describes more accurately the underlying performance of our assets, isolating it from an unrealized, non-cash measure designed to describe the fluctuating inherent value of an asset. We believe external users of our financial statements would potentially be misled about our liquidity, cash flow generating ability and performance were they to rely exclusively on a traditional EBITDA calculation which does not exclude the impact of unrealized derivative gains (losses). Based on these circumstances and the guidance provided by Question and Answer Number 8 in the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” we believe the exclusion of unrealized derivative gains (losses) is an acceptable adjustment to EBITDA. The realized, cash-based impact of our derivatives activities, which tracks the actual monetary performance of our executed derivatives on a period by period basis, is a component of our revenue and interest expense, and thus of our EBITDA and Adjusted EBITDA calculations.
With respect to the exclusion of discontinued operations, we believe this impact to be of a non-recurring nature and therefore acceptable as an adjustment to EBITDA.
We have revised our calculation of Adjusted EBITDA to include cumulative effect of change in accounting principle.
In addition, we have added cautionary language regarding comparability of adjusted EBITDA to similarly entitled measures in other companies.
21.	Your presentation of “EBITDA” excludes the cumulative effect of accounting changes which differs from how the measure EBITDA is defined in Item 10(e)(ii)(A) of Regulation S-K. Tell us why your presentation of this item is appropriate given the Requirements of Item 10(e) of Regulation S-K and question 14 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Securities and Exchange Commission July 25, 2006 Page 8
Response: We have revised our calculation of EBITDA to include cumulative effect of change in accounting principle.
Risk Factors, page 21
22.	Eliminate language that mitigates the risk you present, including clauses that begin with “although” or “while” and references to actions that you believe are consistent with industry practice, such as at page 29. State the risk directly and plainly, eliminating statements such as “there can be no assurance,” “we cannot assure,” etc.

Response: The Registration Statement has been revised accordingly. Please see pages 23-42.

23.	Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts amongst you and the various affiliates. Examples include: the same persons will decide how to allocate corporate opportunities for more than one entity; the general partner will have complete discretion with regard to expenses to be incurred on your behalf, and it has an incentive to make any debt non-recourse to it; and none of the proceeds will be used to grow the business, which growth may be necessary to cover future quarterly distributions. With regard to the last point, make clear that the proceeds will be used to repay debt and make distributions to affiliates.

Response: The Registration Statement has been revised accordingly. Please see pages 23-42.

24.	All risk factors should be brief and concise, generally consisting of only one or two short paragraphs. You may include more detailed disclosure later in the prospectus, if appropriate.

Response: The Registration Statement has been revised accordingly. Please see pages 23-42.

25.	Discuss the effect of your cash distribution policy on your ability to grow.

Response: The Registration Statement has been revised accordingly. Please see pages 34-35.

Securities and Exchange Commission July 25, 2006 Page 9
26.	Disclose in a risk factor that “there is no limit on the amount of expenses for which [y]our general partner and its affiliates may be reimbursed,” as noted on page 120. Also, in Our Cash Distribution Policy, clarify whether the general partner has absolute discretion with regard to expenses and the establishment of reserves.

Response: The Registration Statement has been revised accordingly. Please see pages 34 and 49-50.

27.	We note you rely on significant suppliers for a portion of your natural gas and natural gas liquid supply. Expand the disclosure in your notes to the financial statements to discuss such reliance, or tell us why such disclosure is not appropriate.

Response: The Registration Statement has been revised accordingly. Please see our expanded disclosure within Note 2 to the Eagle Rock Pipeline, L.P. financial statements discussing certain other concentrations.
Our partnership agreement restricts the remedies, page 33
28.	Explain further your use of the phrase “fair and reasonable.” If this would include virtually every situation in which the general partner does not act in bad faith, so state.

Response: The Registration Statement has been revised accordingly. Please see page 35-36.
Our Cash Distribution Policy and Restrictions on Distributions, page 44
29.	Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

Response: The Registration Statement has been revised accordingly. Please see page 57.

30.	Summarize all material restrictions or limitations on the payment of distributions that your debt instruments or other agreements contain.

Securities and Exchange Commission July 25, 2006 Page 10
Response: Negotiations with respect to the Company’s credit facility are ongoing. A description of the material restrictions or limitations that the proposed facility will have on the Company’s ability to make distributions will be included in the prospectus as soon as it is available. The disclosure will be included prior to circulating a preliminary prospectus. We hereby acknowledge that the Staff may have comments on such material after reviewing it.
31.	Revise the disclosure to clarify whether you intend to give effect to the expected changes in Texas law that you discuss at page 38. We note the disclosure at page 69 in that regard.

Response: The Registration Statement has been revised accordingly. Please see page 61.
Financial Forecast for the Twelve Months Ending June 30, 2007, page 51
32.	You have stated this forecast was not prepared with a view towards complying with the guidelines established by the American Institute of Certified Public Accountants. Tell us specifically which guidelines were not followed and why this position is appropriate.

Response: The management of Eagle Rock has reviewed the criteria for a financial forecast pursuant to the AICPA’s “Guide for Prospective Financial Information” and, based on this review, believes that the financial forecast presented in the Registration Statement complies with substantially all of such guidelines except for the lack of prospective financial information related to significant changes in financial position referred to in Section 8.06(i) of such guidelines. The management of Eagle Rock believes that the lack of this information is appropriate in light of the purpose of the financial forecast which is to provide prospective financial information relating to the registrant’s ability to make cash distributions at the level proposed to be made during the forecast period. It is also our understanding that neither Item 10(b) of Regulation S-K nor Rule 175 adopted under the Securities Act of 1933, as amended, requires financial forecasts to comply with the AICPA guidelines.
Eagle Rock Energy Partners, L.P. Summary of Significant Accounting Policies and Forecast Assumptions, page 54
33.	Provide updated disclosure throughout your prospectus, including with regard to your NYSE application and the status of the construction of the 10-mile pipeline linking the East and West Panhandle Systems and your plans for the Red Deer Idle processing facility.

Securities and Exchange Commission July 25, 2006 Page 11
Response: The Registration Statement has been revised accordingly.
Provisions of Our Partnership Agreement Relating to Cash Distributions, page 63
34.	If you believe that your characterization of the cash distributions may have an impact on a unitholder’s actual tax liability, revise to explain how.

Response: The Registration Statement has been revised accordingly. Please see page 70.
Acquisition of ONEOK Assets, page 81
35.	You disclose that the revenue of ONEOK was made to affiliates of ONEOK under contracts you assumed for a six month period. Expand the disclosure in your notes to the financial statements to discuss this economic dependence, or tell us why such disclosure is not appropriate.

Response: The Registration Statement has been revised accordingly. Please see our expanded disclosure within Note 2 to the Eagle Rock Pipeline, L.P. financial statements discussing the revenue transactions with affiliates of ONEOK under the contracts assumed for a six month period.
Critical Accounting Policies and Estimates, page 90
36.	Revise your discussion of critical accounting policies, as appropriate, to address the following:
•	why the estimates bear the risk of change, such as an uncertainty associated with the estimate, or the difficulty in applying the policy,

•	how accurate the estimates or assumptions have been in the past,

•	whether the estimates or assumptions are reasonably likely to change, and

•	what the material effects of any reasonably possible changes in the estimates or assumptions are.
Refer to Financial Reporting Codification Section 501.14 for further guidance.

Securities and Exchange Commission July 25, 2006 Page 12
Response: The Registration Statement has been revised accordingly. Please see page 88. Given our rapid growth through acquisitions during the last seven months, our estimates and assumptions for our newly acquired assets are of a recent nature and have not had the benefit of being tested against actual data.
Eagle Rock Predecessor Results of Operations, page 85
37.	Provide a brief introduction to explain to your readers why you are presenting the results of operations for Eagle Rock Predecessor. In addition, you should explain that you are comparing eleven months of results for 2005 compared to twelve months for 2004.

Response: The Registration Statement has been revised accordingly. Please see page 90.

38.	Likewise, expand your discussion of the eleven months ended November 30, 2005 as compared to the year ended December 31 , 2004, to quantify the variances that relate to differences arising due to the comparison of the eleven months versus twelve months.

Response: The Registration Statement has been revised accordingly. Please see pages 90-91.

39.	You have presented the non-GAAP measure “segment gross margin” here, on page 87, as selected data on pages 18 and 74 and in the financial statements on page F-11. We note this item excludes depreciation and other operating costs; and therefore it should not be presented as a figure of income as the title “gross margin” suggests. Additionally, it does not appear to us that “segment gross margin” is presented in the context of discussing the results of segment operations under Statement of Financial Accounting Standards (SFAS) 131. With regards to this item:
•	Rename your non-GAAP measure “segment gross margin” to avoid confusion with the GAAP measure “gross margin”, which is calculated by subtracting costs of sales, including depreciation and amortization, from revenues.

•	Remove the sub-total “Gross margin” on page 18 and 74. If appropriate, you may present the renamed measure as other data on pages 18 and 74.

Securities and Exchange Commission July 25, 2006 Page 13
•	Remove the presentation of this non-GAAP measure from your financial statements on page F-11 by either presenting a non-classified statement of operations or by presenting the measure cost of goods sold, including depreciation.
Refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Response: The Registration Statement has been revised accordingly.
Eagle Rock Pipeline Results of Operations
Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005, page 88
40.	We note you have reported a loss of $20 million from your risk management activities in the three month period ended March 31, 2006. Expand your discussion to address the reasons for the loss. In particular, address how this loss relates to your stated risk management objectives, strategy and policies disclosed on page 97.

Response: The Registration Statement has been revised accordingly.
Liquidity and Capital Resources, page 89
41.	Your discussion of liquidity should discuss any material trends or expected changes in the mix or relative cost of such resources as of the end of the latest fiscal year. Revise this discussion, under the appropriate section, to address your acquisitions and the source of funds used to make the acquisitions.

Response: The Registration Statement has been revised accordingly. Please see page 95-100.

42.	Expand your discussion of liquidity to address the $5 million distribution payable to affiliates as of December 31, 2005.

Response: The Registration Statement has been revised accordingly. Please see page 96.

Securities and Exchange Commission July 25, 2006 Page 14
Eagle Rock Pipeline, L.P.
Cash Flows from Operations, page 92
43.	Expand your discussion to address the underlying reasons for changes in individually significant components of cash flows from operations, rather than providing a mere recitation of changes evident to readers from the financial statements. In particular, provide an analysis of the changes due to risk management activities or derivative contracts. Refer to Financial Reporting Codification 501.13-501.13.d for guidance as to the type of disclosures required.

Response: The Registration Statement has been revised accordingly. Please see pages 98-99.
Senior Secured Credit Facility, page 94
44.	You disclose that the credit agreement may require prepayment based on the formula discussed. Revise this discussion to address whether you believe it is reasonably likely that these terms will restrict your ability to pay your initial or subsequent distributions or reduce your liquidity in any material way.

Response: The Registration Statement has been revised accordingly. Please see page 101.
Management, page 118
45.	Clarify which decisions the general partner may make and what actions it may take in its sole discretion.

Response: The Registration Statement has been revised accordingly. Please see page 126.
Directors and Executive Officers, page 119
46.	Please expand Mr. Weinzierl’s biographical sketch to disclose the capacity in which he served at Natural Gas Partners from 1999 to 2005. Also revise the sketches in general to specify the principal business conducted by each of the named employers in the five year period.

Response: The Registration Statement has been revised accordingly. Please see page 127-128.

Securities and Exchange Commission July 25, 2006 Page 15
47.	Please disclose the amount of time each named officer will devote to your business; we note that each works for Eagle Rock Energy G&P, LLC.

Response: The Registration Statement has been revised accordingly. Please see page 127.
Reimbursement for Expenses of Our General Partner, page 120
48.	You disclose the Registrant will reimburse the general partner for expenses incurred. We note this includes salaries, long-term incentives such as restricted units and phantom units and all other expenses necessary or appropriate. Tell us your accounting policy for the measurement and recognition of each of these expenses, and what material items, if any, are considered other expenses. We may have further comment.

Response: The Registration Statement has been revised accordingly. Please see page 128.
Executive Compensation, page 120
49.	As required by Section II.B.2.b of Release No. 33-6900, provide investors with a clear understanding of the nature and amount of compensation that may be paid. Discuss how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also state the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

Response: The Registration Statement has been revised accordingly. Please see page 129.
Underwriting, page 167
50.	Disclose whether UBS Securities LLC, Lehman Brothers Inc. and Goldman, Sachs & Co. have any present intent or any understandings, tacit or explicit, to release the lock-ups early.

Response: The Registration Statement has been revised accordingly. Please see page 177.

Securities and Exchange Commission July 25, 2006 Page 16
Notes to Unaudited Pro Forma Condensed Financial Statements
Note 2 — Pro Forma Adjustments and Assumptions, page F-6
51.	Revise this footnote to include a discussion of the potential effects of the overallotment should the underwriters exercise their option.

Response: The Registration Statement has been revised accordingly. Please see pages F-6 and F-7.
Eagle Rock Pipeline, L.P.
Consolidated Balance Sheet, F-23
52.	Remove the presentation of your pro forma March 31, 2006 balance sheet from your presentation of historical balance sheets, and any related footnote disclosures.

Response: In the presentation of the historical balance sheet, we have presented a pro forma balance sheet and related footnote disclosures that reflects the assumption of a distribution to owners at the closing of the initial public offering.

The Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual Topic Three Section IV (B) (1) states:
If a planned distribution to owners (whether declared or not, whether to be paid from proceeds or not) is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented along side the historical balance sheet in the filing.
The planned distribution of $35 million to the existing equity owners of Eagle Rock Pipeline, L.P would be considered significant relative to the reported equity of $291 million as of March 31, 2006. We did not include the reimbursement to Eagle Rock Holdings, L.P. and the Private Investors of approximately $195.8 million as this amount represents reimbursement for assets contributed to the Company upon the closing of the initial public offering and not a distribution.
In addition, we have also added pro forma loss per common unit for the three months ended March 31, 2006 in the presentation of the historical statement of operations and

Securities and Exchange Commission July 25, 2006 Page 17
the related footnote disclosure that assumes the distribution to owners discussed above. We did not add pro forma loss per common unit for the year ended December 31, 2005 in the presentation of the historical statement of operations and the related footnote disclosure that assumes the distribution to owners discussed above, as there were no units outstanding, common or subordinated, as of December 31, 2005.
The Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual Topic Three Section IV (B) (2) states:
If a distribution to owners (whether already reflected in the balance sheet or not, whether declared or not) is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical earnings per share...
Based on the guidance included in Topic Three Section IV (B) (1) and (2), we believe that the inclusion of the pro forma balance sheet and the pro forma loss per common unit is appropriate.
We also considered the guidance within the Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual Topic Three Section IV (C) (2) and (3) in relation to the conversion of the subordinated units into common units and concluded based on the information below that we would not need to present a pro forma balance sheet or pro forma earnings per share assuming the conversion of the subordinated units.
In accordance with the guidance included in Topic Three Section IV (C) (2), the conversion of the subordinated units would not be considered a redemption as it does not create an obligation to the Company to pay cash or assume a liability.
Also, in accordance with the guidance included in Topic Three Section IV (C) (3), the conversion of the subordinated units would not result in a material reduction of earnings applicable to common shareholders as the amount of earnings would not change as a result of the conversion of the subordinated units.

Securities and Exchange Commission July 25, 2006 Page 18
Consolidated Statements of Cash Flows, F-25
53.	Tell us why you present the payments for derivative positions as a financing activity. We may have further comment.

Response: Per paragraph 45A of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,”
     An instrument accounted for as a derivative under this Statement that at its inception includes off-market terms, or requires an up-front cash payment, or both often contains a financing element. Identifying a financing element within a derivative is a matter of judgment that depends on facts and circumstances. If an other-than-insignificant financing element is present at inception, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments (that is, the forward points in an at-the-money forward contract), then the borrower shall report all cash inflows and outflows associated with that derivative instrument in a manner consistent with financing activities as described in paragraphs 18—20 of FASB Statement No. 95, Statement of Cash Flows.
The payments identified within the statement of cash flows represent an upfront cash payments for premiums paid by the Partnership to the counterparties and as a result were recorded within financing activities in the statement of cash flows in accordance with paragraph 45A of Statement of Financial Accounting Standards No. 133.
54.	We note the line item “Proceed from (repayment of) long-term debt”. Tell us whether you have presented your cash flow line items on a gross or a net basis.

Response: All cash flow line items within the line item “Proceeds from (repayment of) long-term debt” have been presented on a gross basis.

Securities and Exchange Commission July 25, 2006 Page 19
Note 2 — Summary of Significant Accounting Policies
Derivatives, page F-31
55.	On page 98, you disclose your portfolio of commodity derivative contracts. Expand your policy note to address your accounting for these contracts.

Response: The Registration Statement has been revised accordingly. Please see page F-31.

56.	Provide all the disclosures required by SFAS 133, paragraph 44, with regard to the derivative instruments you hold.

Response: The Registration Statement has been revised accordingly. Please see pages F-38 and F-39.
Note 11 — Commitments and Contingent Liabilities, page F-38
57.	You have recorded accruals related to lawsuits net of amounts expected to be received from indemnification. Tell us the gross amount of litigation accruals recorded and the offsetting gross amount of the indemnification. Tell us how this treatment conforms with SFAS 5 and related interpretations with regard to the treatment of contingent gains. We may have further comment.

Response: Within Note 11 to the financial statements, we stated the amount of the accrual related to the lawsuits to which the Partnership is subject are net of amounts expected to be received from indemnifications. The description of the amount accrued has been clarified to state that we have not accrued an obligation related to the indemnified lawsuits. We have also not recorded any amounts related to any potential indemnification. The Registration Statement has been revised accordingly. Please see page F-39.
Undertakings, page II-2
58.	Provide all applicable undertakings, including those required by Item 20 to Industry Guide 5, or explain to us why you fail to provide them. See Section II.B.2.a of Securities Act Release 33-6900.

Response: The Registration Statement has been revised accordingly. Please see page II-2-II-3.

Securities and Exchange Commission July 25, 2006 Page 20
If you have any questions or comments, please call Tom Mason at (713) 758-4539 or the undersigned at (713) 758-4618.

Sincerely, VINSON & ELKINS L.L.P.
By:	/s/ Heather G. Callender
Heather G. Callender

cc:	Eagle Rock Energy Partners, L.P. Christopher Ray, Natural Gas Partners